A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power’s Stock Suspended by Nasdaq in Advance of Nasdaq Listing Hearing;
A-Power Expects Common Stock to be Quoted in the OTC Pink Limited Tier

SHENYANG, China, September 26, 2011 /PRNewswire-Asia-FirstCall/ -- A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR, "A-Power" or the "Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that it has been advised by The Nasdaq Stock Market LLC that the current trading halt for its common shares will be converted to a suspension today, Monday, September 26, 2011.

As a result, the Company expects that its common shares will become eligible today for quotes and trading in the OTC Pink Limited Information tier of OTC Markets Group Inc. For information about quotes and trading, please see http://www.otcmarkets.com/otc-pink/home.

As previously announced, the Company received a determination letter from The Nasdaq Staff in which the Company was advised that the Staff had concluded that continued listing of the Company's securities on Nasdaq is no longer warranted based on certain circumstances surrounding the resignation of the Company's independent auditor, MSCM LLP ("MSCM"), on June 26, 2011, as well as the circumstances surrounding the Company's recent director resignations. The Staff's determination is based on the authority granted to Nasdaq under Listing Rule 5101. In addition, the Staff determined that the Company's failure to timely file with the SEC the Form 20-F for the year ended December 31, 2010, as required by Listing Rule 5250(c), constitutes a separate basis for delisting.

The Company has appealed the Staff’s determination to a Nasdaq Listing Qualifications Panel (the “Panel”). The Company had requested that its shares remain halted pending the conclusion of the hearing with the Panel, however, Nasdaq elected not to grant the Company’s request.

Notwithstanding, Nasdaq has advised the Company that the suspension may be reversed in the event the Panel determines to grant the Company’s request for continued listing following the hearing. The hearing is scheduled for October 6, 2011. It is not known when the results of the hearing will be provided by Nasdaq.

A-Power is diligently working toward filing its SEC Form 20-F for the year 2010 and intends to request that its common shares be allowed to remain listed pending (1) the filing of the Form 20-F and (2) the Company demonstrating that it meets all applicable requirements for continued listing. In furtherance of this effort and as previously announced, on September 16, 2011, BDO Daejoo LLC was appointed as A-Power’s new independent registered public accounting firm. The Company has specifically engaged BDO Daejoo LLC to audit the Company's financial statements for the year ended December 31, 2010. There can be no assurance that the Nasdaq suspension will be reversed or that the Panel will grant the Company’s request for continued listing.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power’s stock symbol will remain APWR.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information about A-Power, please visit http://www.apowerenergy.com.

A-Power safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules, and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects that could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com